Contact

www.linkedin.com/in/damien-
brenier-b46a50 (LinkedIn)

Top Skills

Financial Reporting
Management
Business Strategy

Languages

English (Native or Bilingual)
French (Native or Bilingual)
Chinese Mandarin (Elementary)
German (Elementary)
Spanish (Elementary)

Damien Brenier

Finance Executive
Hong Kong, Hong Kong SAR

Summary

20 years' international experience in business finance, operations,
and project management.
MBA (Edinburgh Business School) and Postgraduate Diploma in
Professional Accounting (HK).
Held all-rounded finance and accounting positions in APAC including
SAP deployment.
Dependable, autonomous, results oriented with proven track record
in business partnering.

Experience

Hornet
Head Of Finance
May 2018 - Present (4 years 4 months)
Hong Kong

Groupe ERAM
CFO - Teamworld Limited
2016 - 2018 (2 years)
Hong Kong

Seagate Technology
Senior Finance Manager
2015 - 2015 (less than a year)

Seagate Technology
Chief of Staff to eVP Branded group
2014 - 2014 (less than a year)

Seagate Technology
Director of Asia - LaCie BU
2010 - 2013 (3 years)
Hong Kong

LaCie
Asia Director of Finance
2008 - 2009 (1 year)

LaCie
Finance Manager
2005 - 2007 (2 years)
Hong Kong

Sanofi Pasteur
Area Controller for Emerging Markets
2002 - 2004 (2 years)

Sanofi Pasteur
Market Analyst and Project Manager for Greater China
1999 - 2001 (2 years)
Hong Kong

Artsana Group, Chicco brand
Shanghai Market Research
1998 - 1998 (less than a year)

French Trade Commission
Trade Officer
1996 - 1997 (1 year)

_____

Education

Heriot-Watt University

MBA, Business Administration and Management, General · (1994 - 1995)

The Open University of Hong Kong

PDPA, Postgraduate Diploma in Professional Accounting · (2006)

ICN Business School

Bachelor's Degree, Business Administration · (1992 - 1995)